Exhibit 99.1

ZTO Responds to Short Seller Report

SHANGHAI, March 2, 2023 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today issued the following statement in response to allegations made in a report by Grizzly Research LLC, a short seller.

The Company believes the report is without merit and contains numerous errors, unsupported speculations, and misleading conclusions and interpretations. It also shows a lack of basic understanding of the Company’s business model and financial reporting structure, and a lack of thorough reading of the Company’s public filings. The Company’s board of directors, including the audit committee, is reviewing the allegations and considering the appropriate course of action to take to safeguard the interests of all shareholders. The Company will make additional disclosures in due course consistent with the requirements of applicable rules and regulations of the Securities and Exchange Commission, the New York Stock Exchange, and The Stock Exchange of Hong Kong Limited.

The Company reiterates its continued and unwavering commitment to maintaining high standards of corporate governance and internal controls, as well as transparent and timely disclosure in compliance with applicable rules and regulations. The Company reserves all rights to take appropriate actions to protect the rights of the Company and those of its shareholders.

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. ZTO may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” ), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “ will,” “ expects,” “ anticipates,” “ future,” “ intends,” “ plans,” “ believes,” “ confidence,” “ estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. Further information regarding these and other risks is included in ZTO’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and ZTO assumes no obligation to update such information, except as required under applicable law.

For further information: ZTO Express (Cayman) Inc. Investor Relations, E-mail: ir@zto.com, Phone: +86 21 5980 4508

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